UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 13, 2022

Delwinds Insurance Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39783	85-1050265
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One City Centre
1021 Main Street, Suite 1960
Houston, TX 77002

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (713) 337-4077

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	DWIN.U	The New York Stock Exchange

Class A Common Stock, par value $0.0001 per share	DWIN	The New York Stock Exchange

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	DWIN.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On September 13, 2022, Delwinds Insurance Acquisition Corp. (“Delwinds”), issued a press release announcing that it will transfer its listing from The New York Stock Exchange (the “NYSE”) to the NYSE American LLC (“NYSE American”). In connection with listing on NYSE American, Delwinds will voluntarily delist from the NYSE. Following the transfer of listing, Delwinds will continue to file the same types of periodic reports and other information it currently files with the Securities and Exchange Commission (the “SEC”).

Following the consummation of the previously announced business combination (the “Business Combination”) between Delwinds and FOXO Technologies Inc. (“FOXO”), the Class A Common Stock and Warrants of Delwinds, which will be renamed “FOXO Technologies Inc.” upon closing the Business Combination, are expected to begin trading on NYSE American under the symbols “FOXO” and “FOXO WS,” respectively, on or around September 16, 2022, subject to the Business Combination being approved by the stockholders of Delwinds and FOXO, respectively, and the satisfaction or waiver of other closing conditions.  Until the Business Combination is complete, Delwinds’ Class A Common Stock, Warrants, and units will continue to trade under the ticker symbols “DWIN,” “DWIN WS,” and “DWIN U,” respectively on the NYSE.

Delwinds will file a Form 8-A with respect to the registration of Delwinds’ securities on NYSE American.

A copy of the press release is furnished as Exhibit 99.1 hereto.

Item 7.01. Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto and incorporated into this Item 7.01 by reference is the press release that Delwinds issued on September 13, 2022.

The information in this Item 7.01, including Exhibit 99.1, will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will they be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this report, words such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

Additional Information about the Business Combination and Where to Find It

As previously disclosed, on February 24, 2022, Delwinds entered into an Agreement and Plan of Merger (as amended as of April 26, 2022, July 6, 2022 and August 12, 2022, and as may be further amended or supplemented from time to time, the “Merger Agreement”), by and among Delwinds, FOXO, DWIN Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Delwinds (“Merger Sub”), and DIAC Sponsor LLC, a Delaware limited liability company and Delwinds’ sponsor (the “Sponsor”), in its capacity as the representative of the stockholders of Delwinds (other than FOXO’s security holders) (the “Purchaser Representative”) from and after the closing (the “Closing”) of the transactions contemplated by the Merger Agreement, pursuant to which Merger Sub will merge with and into FOXO, with FOXO as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Delwinds. Delwinds filed with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which contains information about the proposed Business Combination and the respective businesses of FOXO and Delwinds. Delwinds has mailed a final prospectus and definitive proxy statement and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Delwinds has sent to its stockholders in connection with the Business Combination. The information filed by Delwinds contains substantially more information about FOXO than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Delwinds securities. Delwinds stockholders are urged to read the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents contain important information about Delwinds, FOXO and the proposed transaction. Stockholders of Delwinds are also able to obtain a free copy of the proxy statement, as well as other filings containing information about Delwinds, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and Delwinds’ other filings with the SEC can also be obtained, without charge, at Delwinds’ website at www.delwinds.com/investors or upon written request to One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

No Offer or Solicitation

The disclosure herein shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Participants in Solicitation

Delwinds and FOXO and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed Business Combination. Delwinds stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Delwinds in Delwinds’ final prospectus filed with the SEC on December 10, 2020, the Registration Statement and other relevant materials filed with the SEC in connection with the proposed Business Combination. These documents can be obtained free of charge from the sources indicated above.

Item 9.01. Financial Statements and Exhibits

Exhibit Number	Description
99.1	Press Release, dated September 13, 2022
104	Cover Page Interactive Data File, formatted in Inline XBRL (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 13, 2022

DELWINDS INSURANCE ACQUISITION CORP.

By:	/s/ Andrew Poole
Name:	Andrew Poole
Title:	Chief Executive Officer

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